VF 3-3-03

50 3/4/03

RECEIVED FEB 28 2003 SEC MAIL PROCESSING SECTION WASH, D.C. 207

TES
GE COMMISSION
20549

03002319

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44454

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
TIAA-CREF Individual & Institutional Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

730 Third Avenue
(No. and Street)

New York, (City) — New York (State) — 10017-3206 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Thomas K. Lynch — (212) 916-5318
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young, LLP
(Name – *if individual, state last, first, middle name*)

5 Times Square, New York, New York 10036
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 14 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

MAR 13 2003

OATH OR AFFIRMATION

I, Thomas K. Lynch, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TIAA-CREF Individual & Institutional Services, Inc., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of New York } ss January 31, 2003
County of New York
Teddy Indrathaher

TEDDY INDRATHAHER
Notary Public, State of New York
No. 01IN5020902
Qualified in New York County
Commission Expires Dec. 6, 2005

Notary Public

Signature

Second Vice President - SEC Financial Reporting and Fund Administration

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

TIAA-CREF Individual & Institutional Services, Inc.
(A wholly-owned subsidiary of Teachers Insurance and Annuity Association of America)
(SEC I.D. No. 8-44454)

December 31, 2002
with Report of Independent Auditors

Filed pursuant to Rule 17a-5(e)(3) as a Public Document.

TIAA-CREF Individual & Institutional Services, Inc.
(A wholly-owned subsidiary of Teachers Insurance and
Annuity Association of America)

Statement of Financial Condition

December 31, 2002

Contents

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Auditors

The Board of Trustees of
TIAA-CREF Individual & Institutional Services, Inc.

We have audited the accompanying statement of financial condition of TIAA-CREF Individual & Institutional Services, Inc. (the "Company") (a wholly-owned subsidiary of Teachers Insurance and Annuity Association of America) as of December 31, 2002. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of TIAA-CREF Individual & Institutional Services, Inc. at December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

February 18, 2003

TIAA-CREF Individual & Institutional Services, Inc.
(A wholly-owned subsidiary of Teachers Insurance and Annuity Association of America)

Statement of Financial Condition

December 31, 2002

Assets	
Investments, at market value (cost: $1,048,684)	$ 1,063,456
Cash	113,199
Amount due from CREF	886,372
Amount due from REA	28,655
Security deposit	20,000
Total assets	$ 2,111,682
Liabilities and membership capital	
Amount due to TIAA	$ 1,053,419
Taxes payable (including deferred taxes of $11,532)	14,122
Total liabilities	1,067,541
Membership capital	1,044,141
Total liabilities and membership capital	$ 2,111,682

See notes to statement of financial condition.

TIAA-CREF Individual & Institutional Services, Inc.
(A wholly-owned subsidiary of Teachers Insurance and Annuity Association of America)

Notes to Statement of Financial Condition

December 31, 2002

1. Organization

TIAA-CREF Individual & Institutional Services, Inc. ("Services") was incorporated on September 4, 1990 as a membership corporation and is a wholly-owned subsidiary of Teachers Insurance and Annuity Association of America ("TIAA"), a legal reserve life insurance company established under the insurance laws of the State of New York in 1918. Services is a registered broker-dealer under the Securities Exchange Act of 1934 and a member of the National Association of Securities Dealers, Inc.

Services provides administrative and distribution services related to the issuance of variable annuity certificates by College Retirement Equities Fund ("CREF") and TIAA Real Estate Account ("REA"). CREF is a registered management investment company and a companion organization to TIAA. REA is a variable annuity separate account of TIAA. All services performed by Services for CREF and REA are, at cost, pursuant to a Principal Underwriting and Administrative Services Agreement between Services and CREF, and Services and REA, with fees paid to Services based on a percentage of CREF's and REA's average daily net assets. Services also provides services related to the distribution of shares of various affiliated mutual funds. Effective January 1, 2003, Services will begin providing distribution services for certain other proprietary and non-proprietary mutual funds.

Cash disbursements for Services are made by TIAA which is reimbursed by Services in accordance with a Cash Disbursement and Reimbursement Agreement between Services and TIAA. TIAA allocates certain of its costs and expenses, as well as certain direct costs, to Services.

2. Significant Accounting Policies

Basis of Presentation

The preparation of the statement of financial condition may require management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and related disclosures. Actual results may differ from those estimates. The following is a summary of the significant accounting policies consistently followed by Services, which are in conformity with accounting principles generally accepted in the United States.

2. Significant Accounting Policies (concluded)

Valuation of Investments

The fair value of Services' assets which qualify as financial instruments under Statements of Financial Accounting Standards No. 107, "Disclosures About Fair Value of Financial Instruments," approximates the carrying amounts presented in the statement of financial condition.

Investments in U.S. government securities are valued at the last quoted bid prices on the date of valuation while investments in common stock for which market quotations are not readily available are valued at fair value as determined in good faith by management. Services' investments are held at Deutsche Bank Trust Company Americas.

3. Investments

Services' investments at December 31, 2002 were comprised of the following:

	Cost	Value
U.S. government securities	$1,045,384	$1,060,156
Common stock	3,300	3,300
	$1,048,684	$1,063,456

4. Income Taxes

Income taxes are provided in accordance with the liability method under which deferred taxes are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. A valuation allowance is recognized if it is more likely than not that some portion of any deferred tax asset will not be realized.

4. Income Taxes (continued)

Deferred income taxes relate principally to unrealized appreciation on investments. Services' provision for income taxes differs from the amount that would have been provided at the statutory federal income tax rate primarily due to the effects of state and local income taxes. The results of operations of Services are included in the consolidated income tax return of TIAA. In accordance with a tax sharing agreement, Services follows the current reimbursement method, whereby members of the consolidated group will generally be reimbursed for their tax losses on a pro-rata basis by other members of the group to the extent that they have taxable income. The effects of this tax-sharing agreement are recorded through the TIAA intercompany account.

5. Minimum Net Capital Requirements

As a registered broker-dealer, Services is subject to the minimum net capital requirements pursuant to Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission. Under that Rule, Services is required to maintain a minimum net capital (as defined) and a ratio of aggregate indebtedness to net capital of not more than 15 to 1. At December 31, 2002, Services had net capital of $978,435, which exceeded required net capital by $953,435, and a ratio of aggregate indebtedness to net capital of 0.16 to 1.